UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2021

November 15, 2021

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL (03) 5218-8890
Quarterly securities report issuing date:	November 29, 2021
Dividend payment date:	December 6, 2021
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2021

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the six months ended
September 30, 2021	2,958,419	(5.8)	986,006	67.0	781,433	95.0
September 30, 2020	3,139,256	(12.3)	590,254	(25.4)	400,826	(34.0)

(*)	Comprehensive income

                September 30, 2021: 1,221,301 million yen,     57.1%                 ;         September 30, 2020: 777,388 million yen,     (4.6) %

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the six months ended
September 30, 2021	60.87	60.69
September 30, 2020	31.21	31.11

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
September 30, 2021	360,444,676	18,748,570	4.9
March 31, 2021	359,473,515	17,716,257	4.7

(Reference) Shareholders’ equity as of     September 30, 2021: 17,799,889 million yen ;     March 31, 2021: 16,802,572 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total	net assets - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2021	—	12.50	—	12.50	25.00
ending March 31, 2022	—	13.50
ending March 31, 2022 (Forecast)			—	14.50	28.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : Yes

3. Earnings Target for the Fiscal Year ending March 31, 2022 (Consolidated)

MUFG has the target of 1,050.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2022. (There is a change to our earnings target released on May 17, 2021.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

øNotes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	September 30, 2021	13,581,995,120 shares
	March 31, 2021	13,581,995,120 shares
(B) Treasury stocks:	September 30, 2021	741,884,851 shares
	March 31, 2021	737,192,810 shares
(C) Average outstanding of total stocks:	Six months ended September 30, 2021	12,838,768,042 shares
	Six months ended September 30, 2020	12,842,231,893 shares

*This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure.

*Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Consolidated Statements of Changes in Net Assets	6
(4) Notes on Going-Concern Assumption	8
(5) Changes in Accounting Policies	8
(6) Changes in Presentation of Financial Information	8
(7) Additional Information	9
(8) Significant Subsequent Events	10

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Six Months Ended September 30, 2021”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	November 15, 2021 (Monday)
Explanation for investors and analysts:	November 18, 2021 (Thursday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2021	As of September 30, 2021
Assets:
Cash and due from banks	102,980,711	104,590,474
Call loans and bills bought	730,506	951,865
Receivables under resale agreements	13,942,910	11,905,251
Receivables under securities borrowing transactions	3,394,376	3,462,677
Monetary claims bought	5,982,876	6,123,711
Trading assets	20,552,367	19,941,926
Money held in trust	1,283,179	1,301,176
Securities	77,122,074	82,336,687
Loans and bills discounted	107,183,069	104,266,716
Foreign exchanges	1,915,010	1,899,981
Other assets	12,406,158	11,036,252
Tangible fixed assets	1,296,402	1,270,436
Intangible fixed assets	1,436,098	1,446,594
Net defined benefit assets	1,210,577	1,265,500
Deferred tax assets	137,988	150,680
Customers’ liabilities for acceptances and guarantees	9,004,749	9,485,474
Allowance for credit losses	(1,105,541)	(990,732)

Total assets	359,473,515	360,444,676

Liabilities:
Deposits	211,521,257	212,274,571
Negotiable certificates of deposit	8,099,119	8,945,312
Call money and bills sold	2,330,808	2,501,861
Payables under repurchase agreements	24,483,519	25,406,345
Payables under securities lending transactions	836,351	831,260
Commercial papers	1,810,350	1,571,172
Trading liabilities	14,002,667	12,302,402
Borrowed money	31,110,465	30,121,043
Foreign exchanges	2,105,245	1,963,945
Short-term bonds payable	1,043,001	1,029,004
Bonds payable	12,908,505	12,920,873
Due to trust accounts	11,208,570	10,676,992
Other liabilities	9,754,731	10,056,534
Reserve for bonuses	118,358	98,964
Reserve for bonuses to directors	1,816	971
Reserve for stocks payment	10,915	7,415
Net defined benefit liabilities	88,914	92,982
Reserve for retirement benefits to directors	872	762
Reserve for loyalty award credits	18,312	19,229
Reserve for contingent losses	183,855	166,106
Reserves under special laws	4,642	4,644
Deferred tax liabilities	1,008,650	1,120,959
Deferred tax liabilities for land revaluation	101,577	97,276
Acceptances and guarantees	9,004,749	9,485,474

Total liabilities	341,757,258	341,696,105

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2021	As of September 30, 2021
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	977,287	974,726
Retained earnings	11,200,087	11,821,420
Treasury stock	(502,794)	(505,742)

Total shareholders’ equity	13,816,094	14,431,918

Net unrealized gains (losses) on available-for-sale securities	2,583,417	2,630,249
Net deferred gains (losses) on hedging instruments	131,566	121,811
Land revaluation excess	149,183	141,748
Foreign currency translation adjustments	9,953	367,296
Remeasurements of defined benefit plans	163,189	151,721
Debt value adjustments of foreign subsidiaries and affiliates	(50,832)	(44,856)

Total accumulated other comprehensive income	2,986,478	3,367,971

Non-controlling interests	913,684	948,680

Total net assets	17,716,257	18,748,570

Total liabilities and net assets	359,473,515	360,444,676

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Ordinary income	3,139,256	2,958,419
Interest income	1,438,090	1,260,434
Interest on loans and bills discounted	961,639	803,807
Interest and dividends on securities	237,729	271,233
Trust fees	71,386	71,607
Fees and commissions	726,752	822,700
Trading income	195,183	120,262
Other operating income	432,637	198,752
Other ordinary income	275,205	484,661
Ordinary expenses	2,549,001	1,972,413
Interest expenses	471,680	268,052
Interest on deposits	163,963	94,620
Fees and commissions	142,852	149,531
Trading expenses	—	2,516
Other operating expenses	191,782	72,815
General and administrative expenses	1,339,604	1,333,552
Other ordinary expenses	403,082	145,944

Ordinary profits	590,254	986,006

Extraordinary gains	20,897	115,676
Gains on disposition of fixed assets	13,553	17,439
Gains on change in equity	—	64,944
Gains on sales of shares of affiliates	7,344	29,053
Gains on sales of shares of subsidiaries	—	4,240
Extraordinary losses	38,533	45,742
Losses on disposition of fixed assets	4,365	4,598
Losses on impairment of fixed assets	17,489	21,484
Provision for reserve for contingent liabilities from financial instruments transactions	97	1
Losses on change in equity	16,580	19,657

Profits before income taxes	572,619	1,055,941

Income taxes-current	171,042	153,153
Income taxes-deferred	(38,663)	72,592

Total taxes	132,378	225,745

Profits	440,240	830,195

Profits attributable to non-controlling interests	39,413	48,761

Profits attributable to owners of parent	400,826	781,433

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Profits	440,240	830,195
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	415,417	67,776
Net deferred gains (losses) on hedging instruments	40,733	(12,482)
Foreign currency translation adjustments	(167,272)	240,622
Remeasurements of defined benefit plans	10,425	(12,215)
Share of other comprehensive income of associates accounted for using equity method	37,843	107,405

Total other comprehensive income	337,147	391,106

Comprehensive income	777,388	1,221,301

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	748,486	1,170,361
Comprehensive income attributable to non-controlling interests	28,901	50,939

5

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2020

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	980,102	10,855,798	(505,518)	13,471,894	2,066,363	189,342
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			(120,236)		(120,236)
Restated balance	2,141,513	980,102	10,735,561	(505,518)	13,351,657	2,066,363	189,342
Changes during the period
Cash dividends			(160,918)		(160,918)
Profits attributable to owners of parent			400,826		400,826
Repurchase of treasury stock				(4)	(4)
Disposal of treasury stock		(0)		2,577	2,577
Reversal of land revaluation excess			6,792		6,792
Changes of application of equity method			(104)		(104)
Changes in subsidiaries’ equity		(2,807)			(2,807)
Net changes of items other than shareholders’ equity						456,565	38,546

Total changes during the period	—	(2,807)	246,596	2,572	246,361	456,565	38,546

Balance at the end of the period	2,141,513	977,294	10,982,157	(502,946)	13,598,019	2,522,928	227,888

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	158,633	300,838	(159,766)	(36,470)	2,518,940	59	864,844	16,855,738
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates							(24,806)	(145,043)
Restated balance	158,633	300,838	(159,766)	(36,470)	2,518,940	59	840,037	16,710,695
Changes during the period
Cash dividends								(160,918)
Profits attributable to owners of parent								400,826
Repurchase of treasury stock								(4)
Disposal of treasury stock								2,577
Reversal of land revaluation excess								6,792
Changes of application of equity method								(104)
Changes in subsidiaries’ equity								(2,807)
Net changes of items other than shareholders’ equity	(6,792)	(193,205)	11,084	33,714	339,913	(59)	25,548	365,403

Total changes during the period	(6,792)	(193,205)	11,084	33,714	339,913	(59)	25,548	611,764

Balance at the end of the period	151,840	107,633	(148,681)	(2,755)	2,858,854	—	865,586	17,322,460

6

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2021

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	977,287	11,200,087	(502,794)	13,816,094	2,583,417	131,566
Cumulative effects of changes in accounting policies			(6,617)		(6,617)
Restated balance	2,141,513	977,287	11,193,470	(502,794)	13,809,476	2,583,417	131,566
Changes during the period
Cash dividends			(160,918)		(160,918)
Profits attributable to owners of parent			781,433		781,433
Repurchase of treasury stock				(8,521)	(8,521)
Disposal of treasury stock		(0)		5,573	5,573
Reversal of land revaluation excess			7,434		7,434
Changes in subsidiaries’ equity		(2,560)			(2,560)
Net changes of items other than shareholders’ equity						46,831	(9,755)

Total changes during the period	—	(2,560)	627,950	(2,948)	622,441	46,831	(9,755)

Balance at the end of the period	2,141,513	974,726	11,821,420	(505,742)	14,431,918	2,630,249	121,811

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at the beginning of the period	149,183	9,953	163,189	(50,832)	2,986,478	913,684	17,716,257
Cumulative effects of changes in accounting policies						(14)	(6,632)
Restated balance	149,183	9,953	163,189	(50,832)	2,986,478	913,669	17,709,625
Changes during the period
Cash dividends							(160,918)
Profits attributable to owners of parent							781,433
Repurchase of treasury stock							(8,521)
Disposal of treasury stock							5,573
Reversal of land revaluation excess							7,434
Changes in subsidiaries’ equity							(2,560)
Net changes of items other than shareholders’ equity	(7,434)	357,343	(11,467)	5,975	381,493	35,010	416,503

Total changes during the period	(7,434)	357,343	(11,467)	5,975	381,493	35,010	1,038,945

Balance at the end of the period	141,748	367,296	151,721	(44,856)	3,367,971	948,680	18,748,570

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Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

None.

(5) Changes in Accounting Policies

(Accounting Standard for Revenue Recognition)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 29, “Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018), and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018), are applied from the beginning of the six months ended September 30, 2021. Under these accounting standards, revenue is recognized in an amount expected to be received in exchange for goods or services when control of promised goods or services is transferred to a customer. A primary change resulting from the application of these accounting standards relates to revenue from annual membership fees recorded as income from the credit card business. Such revenue was previously recognized when received from customers but is currently recognized over the period in which the services are provided.

In accordance with the transitional measures set forth in the proviso in paragraph 84 of the Accounting Standard for Revenue Recognition, the cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the six months ended September 30, 2021 was recognized as adjustments to retained earnings at the beginning of the six months ended September 30, 2021, and the new accounting policy is applied from the beginning of the six months ended September 30, 2021 as a change in MUFG’s accounting policies. However, due to application of the method set forth in paragraph 86 of the Accounting Standard for Revenue Recognition, the new accounting policy was not retroactively applied to a contract for which substantially all of the revenue had been recognized in accordance with the previous accounting treatment prior to the beginning of the six months ended September 30, 2021.

As a result, at the beginning of the six months ended September 30, 2021, retained earnings decreased by ¥6,617 million. The impact on each of fees and commissions income, ordinary profits, profits before income taxes and per share information for the six months ended September 30, 2021 is not significant.

In accordance with the transitional measures set forth in paragraph 89-3 of the Accounting Standard for Revenue Recognition, information on breakdowns of revenues from contracts with customers for the six months ended September 30, 2020 is not disclosed.

(6) Changes in Presentation of Financial Information

From the beginning of the six months ended September 30, 2021, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

This reflects the change made in the presentation of expenses corresponding to income related to credit cards, which is recorded as fees and commissions income, as a result of a review of fees and commissions income that was conducted in connection with the adoption of ASBJ Statement No. 29, “Accounting Standard for Revenue Recognition” and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition” from the beginning of the six months ended September 30, 2021, to disclose financial information in a manner that more closely reflects the actual economic situation.

In order to reflect this change in the presentation of the financial information, the consolidated financial statements for the six months ended September 30, 2020, have been retroactively restated.

As a result, fees and commissions expenses of ¥107,688 million and general and administrative expenses of ¥1,374,768 million previously presented in the consolidated statement of income for the six months ended September 30, 2020 have been restated, resulting in the current presentation of fees and commissions expenses of ¥142,852 million and general and administrative expenses of ¥1,339,604 million.

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Mitsubishi UFJ Financial Group, Inc.

(7) Additional Information

(Estimated impact of the COVID-19 pandemic relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the COVID-19 pandemic has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd., our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. When making adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, the subsidiary takes into account the rate of increase in the credit loss rate or the default probability in a more recent period, especially in light of the deterioration in the economic environment under the COVID-19 pandemic. The amount of impact of these adjustments was ¥5,148 million for the six months ended September 30, 2021 (¥30,846 million for the fiscal year ended March 31, 2021).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments,” and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment, including the outlook relating to the COVID-19 pandemic, with respect to which objective data are not readily available. The outlook relating to the COVID-19 pandemic, which is expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that the pace of future economic recovery would be generally gradual, although the pace may vary from country to country, as balancing economic activity and pandemic control continues. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the six-month period ended September 30, 2021, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the assumptions were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the nine-month period ending December 31, 2021 and subsequent reporting periods due to developments affecting the impact of the COVID-19 pandemic on the financial performance of counterparties or on the economic environment.

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Mitsubishi UFJ Financial Group, Inc.

(Major overseas subsidiaries’ total credit costs which are expected to be reflected in MUFG’ s consolidated financial statements as of and for the third quarter of the fiscal year ending March 31, 2022)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended June 30, 2021 adopted ASU 2016-13, “ Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ended December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, it is currently estimated that the subsidiaries will record gains of approximately ¥30 billion in total for the quarter ended September 30, 2021. The estimate includes gains on reversal of allowance for credit losses related to the loans held for sale subject to valuation in accordance with Accounting Standards Codification (ASC) 310 “ Receivables” released by the FASB, as MUFG Americas Holdings Corporation (“MUAH”), a consolidated subsidiary of MUFG, has entered into a Share Purchase Agreement with U.S. Bancorp (“USB”) to sell all of the shares in MUFG Union Bank, N.A. (“MUB”) held by MUAH. Further details of the planned sale are described in “(8) Significant Subsequent Events” below. The subsidiaries’ total gains will be reflected in MUFG’ s consolidated financial statements as of and for the quarter ending December 31, 2021.

The definition of total credit costs is described in “ 1. Financial Results” of “ Selected Financial Information under Japanese GAAP For the Six Months Ended September 30, 2021”.

(8) Significant Subsequent Events

(Agreement for the Sale of MUFG Union Bank, and Transfer of Certain Businesses of MUFG Union Bank)

On September 21, 2021, MUAH, a subsidiary of MUFG whose financial statements as of and for the six-month period ended June 30, 2021 have been consolidated with MUFG’s financial statements included in this report, entered into a Share Purchase Agreement with USB to sell all of the shares in MUB held by MUAH.

The MUB businesses that will be transferred to USB through the planned transfer of the MUB shares (“Share Transfer”) exclude the GCIB (Global Corporate & Investment Banking) business, the Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc. It was decided by a resolution of the Board of Directors of MUFG Bank, Ltd. (“MUFG Bank”) subsequent to the reporting period (ended September 30, 2021) that such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers), will be transferred to MUFG Bank’s U.S. branches, subsidiaries or affiliates prior to the Share Transfer for consideration to be paid in the form of cash.

(A) Business Divestiture

(a) Outline of the business divestiture

(i) Name of the acquiring entity

U.S. Bancorp

(ii) Description of the businesses to be divested

Retail and Commercial Banking businesses of MUB

10

Mitsubishi UFJ Financial Group, Inc.

(iii) Main objectives of the business divestiture

MUFG has viewed the U.S. regional banking business as an important business for the group’s strategy. At the same time, given MUB’s current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen MUB’s competitiveness.

Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, is the most appropriate decision that is expected to lead to providing higher quality financial services to customers and communities and unlock MUB’s potential franchise value. From the perspective of MUFG’s optimization of management resources under the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the United States are expected to maximize shareholder value through an increase in capital efficiency.

(iv) Date of the business divestiture

Expected to be effective in the first half of calendar year 2022

(v) Legal form of the business divestiture

Transfer of shares for consideration to be paid in the form of cash and shares

(b) Name of the reporting segment in which the businesses to be divested are mainly included

Global Commercial Banking Business Group

(B) Transaction under Common Control

(a) Overview and objectives of the business transfer

The GCIB (Global Corporate & Investment Banking) business, the Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc., are expected to be transferred from MUB to MUFG Bank’s U.S. branches, subsidiaries or affiliates prior to the Share Transfer.

The MUFG group will continue to view the U.S. market as a strategically important market after the Share Transfer and, through this transaction, aims to optimize management resources with a strategic focus on corporate transactions where the MUFG group believes it can leverage its strengths.

(b) Overview of the accounting treatment to be applied

The transaction will be treated as a transaction under common control under Accounting Standard Board of Japan (“ASBJ”) Statement No. 21, “Accounting Standard for Business Combinations” (ASBJ, January 16, 2019) and ASBJ Guidance No. 10, “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ, January 16, 2019).

11

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2021

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	18

9. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BK Consolidated excl. MUAH, KS, BDI ]*5*6*7	29

12. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	30

13. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	32

(Reference)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	34

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“MUAH” means MUFG Americas Holdings Corporation.
(*6)	“KS” means Bank of Ayudhya Public Company Limited.
(*7)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2021 (A)	September 30, 2020 (B)	(Decrease) (A) - (B)
Gross profits	1,980,900	2,057,841	(76,940)
Gross profits before credit costs for trust accounts	1,980,851	2,057,841	(76,989)
Net interest income	992,441	966,516	25,924
Trust fees	71,607	71,386	220
Credit costs for trust accounts (1)	49	(0)	49
Net fees and commissions	673,168	583,899	89,268
Net trading profits	117,746	195,183	(77,436)
Net other operating profits	125,936	240,854	(114,918)
Net gains (losses) on debt securities	70,598	201,910	(131,312)
General and administrative expenses	1,343,287	1,317,385	25,901
Amortization of goodwill	8,896	8,209	687
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	646,460	748,664	(102,204)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	637,563	740,455	(102,891)
Provision for general allowance for credit losses (2)	—	(78,662)	78,662
Net operating profits*1	637,613	661,792	(24,179)
Net non-recurring gains (losses)	348,393	(71,538)	419,931
Credit costs (3)	(73,096)	(210,658)	137,561
Losses on loan write-offs	(68,856)	(87,852)	18,996
Provision for specific allowance for credit losses	—	(122,640)	122,640
Other credit costs	(4,240)	(166)	(4,074)
Reversal of allowance for credit losses (4)	43,749	—	43,749
Reversal of reserve for contingent losses included in credit costs (5)	5,444	—	5,444
Gains on loans written-off (6)	41,760	30,894	10,865
Net gains (losses) on equity securities	126,065	24,281	101,783
Gains on sales of equity securities	145,337	67,191	78,145
Losses on sales of equity securities	(14,072)	(27,395)	13,323
Losses on write-down of equity securities	(5,200)	(15,514)	10,314
Equity in earnings of equity method investees	218,377	153,190	65,186
Other non-recurring gains (losses)	(13,906)	(69,246)	55,340

Ordinary profits	986,006	590,254	395,751

Net extraordinary gains (losses)	69,934	(17,635)	87,569
Net gains (losses) on disposition of fixed assets	12,840	9,188	3,652
Losses on impairment of fixed assets	(21,484)	(17,489)	(3,994)
Net gains (losses) on change in equity	45,286	(16,580)	61,867
Gains on sales of shares of affiliates	29,053	7,344	21,708
Gains on sales of shares of subsidiaries	4,240	—	4,240
Profits before income taxes	1,055,941	572,619	483,321
Income taxes-current	153,153	171,042	(17,888)
Income taxes-deferred	72,592	(38,663)	111,255
Total taxes	225,745	132,378	93,367
Profits	830,195	440,240	389,954
Profits attributable to non-controlling interests	48,761	39,413	9,347

Profits attributable to owners of parent	781,433	400,826	380,607

Note:

*1.  Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2.  From the beginning of the six months ended September 30, 2021, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

Accordingly, the financial information for the six months ended September 30, 2020 have been retroactively restated.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	17,906	(258,426)	276,332
Number of consolidated subsidiaries	250	254	(4)
Number of affiliated companies accounted for under the equity method	53	50	3

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2021 (A)	September 30, 2020 (B)	(Decrease) (A) - (B)
Gross profits	997,467	1,049,580	(52,112)
Gross profits before credit costs for trust accounts	997,418	1,049,580	(52,161)
Domestic gross profits	563,635	449,349	114,285
Net interest income	298,905	276,853	22,051
Trust fees	58,216	57,740	475
Credit costs for trust accounts (1)	49	(0)	49
Net fees and commissions	152,747	143,343	9,403
Net trading profits	3,430	2,929	501
Net other operating profits	50,335	(31,517)	81,852
Net gains (losses) on debt securities	50,660	(27,999)	78,660
Non-domestic gross profits	433,832	600,230	(166,398)
Net interest income	286,254	214,369	71,885
Net fees and commissions	81,709	71,654	10,054
Net trading profits	26,649	59,866	(33,217)
Net other operating profits	39,219	254,340	(215,120)
Net gains (losses) on debt securities	13,270	214,265	(200,994)
General and administrative expenses	640,996	664,640	(23,644)
Personnel expenses	209,630	219,372	(9,742)
Non-personnel expenses	400,898	404,760	(3,861)
Taxes	30,467	40,507	(10,040)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	356,422	384,939	(28,517)
Provision for general allowance for credit losses (2)	—	13,548	(13,548)
Net operating profits	356,471	398,488	(42,016)
Net non-recurring gains (losses)	201,000	(79,207)	280,207
Credit costs (3)	(10,916)	(68,301)	57,384
Losses on loan write-offs	(9,442)	(10,885)	1,442
Provision for specific allowance for credit losses	(7,252)	(57,703)	50,450
Other credit costs	5,778	287	5,491
Reversal of allowance for credit losses (4)	71,113	38	71,074
Reversal of reserve for contingent losses included in credit costs (5)	6,090	2,625	3,464
Gains on loans written-off (6)	7,775	3,290	4,485
Net gains (losses) on equity securities	119,490	19,166	100,323
Gains on sales of equity securities	137,993	61,700	76,292
Losses on sales of equity securities	(14,411)	(27,580)	13,169
Losses on write-down of equity securities	(4,091)	(14,953)	10,861
Other non-recurring gains (losses)	7,447	(36,026)	43,474

Ordinary profits	557,471	319,281	238,190

Net extraordinary gains (losses)	3,345	(2,582)	5,928
Net gains (losses) on disposition of fixed assets	11,119	9,058	2,060
Losses on impairment of fixed assets	(8,064)	(12,034)	3,969
Gains on sales of shares of subsidiaries	—	2,372	(2,372)
Losses on sales of shares of affiliates	—	(1,978)	1,978
Income before income taxes	560,817	316,698	244,118
Income taxes-current	98,244	97,399	845
Income taxes-deferred	51,843	(15,705)	67,549
Total taxes	150,088	81,694	68,394

Net income	410,728	235,004	175,724

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	74,111	(48,798)	122,909

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	292,490	198,674	93,816
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	265,834	205,942	59,891

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2021 (A)	September 30, 2020 (B)	(Decrease) (A) - (B)
Gross profits	1,361,450	1,477,478	(116,027)
Net interest income	845,033	811,596	33,436
Trust fees	5,847	6,289	(442)
Net fees and commissions	341,612	308,772	32,839
Net trading profits	41,607	99,202	(57,594)
Net other operating profits	127,349	251,617	(124,267)
Net gains (losses) on debt securities	72,284	205,602	(133,317)
General and administrative expenses	912,711	917,816	(5,105)
Amortization of goodwill	3,180	3,112	67
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	451,919	562,774	(110,855)
Net operating profits before provision for general allowance for credit losses	448,739	559,662	(110,922)
Provision for general allowance for credit losses (1)	—	(86,514)	86,514
Net operating profits*	448,739	473,148	(24,408)
Net non-recurring gains (losses)	154,006	(156,447)	310,454
Credit costs (2)	(37,870)	(158,401)	120,530
Losses on loan write-offs	(33,630)	(48,714)	15,084
Provision for specific allowance for credit losses	—	(109,521)	109,521
Other credit costs	(4,240)	(165)	(4,075)
Reversal of allowance for credit losses (3)	51,939	—	51,939
Reversal of reserve for contingent losses included in credit costs (4)	5,379	—	5,379
Gains on loans written-off (5)	29,224	20,033	9,191
Net gains (losses) on equity securities	105,137	24,392	80,745
Gains on sales of equity securities	123,294	52,994	70,299
Losses on sales of equity securities	(13,968)	(20,149)	6,181
Losses on write-down of equity securities	(4,187)	(8,451)	4,264
Equity in earnings of equity method investees	13,580	9,646	3,933
Other non-recurring gains (losses)	(13,385)	(52,119)	38,734

Ordinary profits	602,746	316,700	286,046

Net extraordinary gains (losses)	35,214	(7,299)	42,514
Net gains (losses) on disposition of fixed assets	11,120	9,179	1,941
Losses on impairment of fixed assets	(17,674)	(16,478)	(1,195)
Gains on sales of shares of affiliates	29,053	—	29,053
Gains on change in equity	8,419	—	8,419
Gains on sales of shares of subsidiaries	4,295	—	4,295
Profits before income taxes	637,961	309,400	328,560
Income taxes-current	110,670	145,457	(34,787)
Income taxes-deferred	55,651	(52,807)	108,459
Total taxes	166,322	92,650	73,671
Profits	471,638	216,749	254,889
Profits attributable to non-controlling interests	21,119	7,308	13,810

Profits attributable to owners of parent	450,519	209,441	241,078

Note:

* Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	48,673	(224,882)	273,555

Number of consolidated subsidiaries	115	123	(8)
Number of affiliated companies accounted for under the equity method	44	41	3

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2021 (A)	September 30, 2020 (B)	(Decrease) (A) - (B)
Gross profits	792,232	888,620	(96,388)
Domestic gross profits	434,984	334,796	100,187
Net interest income	273,230	258,016	15,214
Net fees and commissions	108,217	104,838	3,379
Net trading profits	535	2,218	(1,683)
Net other operating profits	53,000	(30,276)	83,277
Net gains (losses) on debt securities	49,799	(27,072)	76,872
Non-domestic gross profits	357,247	553,823	(196,575)
Net interest income	209,280	166,329	42,951
Net fees and commissions	80,650	70,242	10,407
Net trading profits	23,595	58,504	(34,908)
Net other operating profits	43,721	258,747	(215,026)
Net gains (losses) on debt securities	18,402	219,755	(201,352)
General and administrative expenses	547,367	567,008	(19,641)
Personnel expenses	178,521	186,818	(8,296)
Non-personnel expenses	342,818	343,989	(1,171)
Amortization of goodwill	776	763	12
Taxes	26,027	36,200	(10,172)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	245,641	322,375	(76,734)
Net operating profits before provision for general allowance for credit losses	244,864	321,611	(76,746)
Provision for general allowance for credit losses (1)	—	13,548	(13,548)
Net operating profits	244,864	335,160	(90,295)
Net non-recurring gains (losses)	180,475	(71,347)	251,823
Credit costs (2)	(10,827)	(68,295)	57,467
Reversal of allowance for credit losses (3)	70,952	—	70,952
Reversal of reserve for contingent losses included in credit costs (4)	6,090	2,479	3,611
Gains on loans written-off (5)	7,775	3,290	4,485
Net gains (losses) on equity securities	100,418	21,000	79,417
Gains on sales of equity securities	117,536	49,407	68,128
Losses on sales of equity securities	(13,925)	(19,983)	6,057
Losses on write-down of equity securities	(3,192)	(8,423)	5,231
Other non-recurring gains (losses)	6,066	(29,822)	35,889

Ordinary profits	425,340	263,812	161,527

Net extraordinary gains (losses)	4,292	334	3,957
Net gains (losses) on disposition of fixed assets	10,974	9,264	1,709
Losses on impairment of fixed assets	(6,637)	(11,300)	4,662
Gains on sales of shares of subsidiaries	—	2,372	(2,372)
Income before income taxes	429,632	264,147	165,485
Income taxes-current	74,651	88,424	(13,772)
Income taxes-deferred	46,627	(18,005)	64,632
Total taxes	121,278	70,418	50,859

Net income	308,353	193,728	114,625

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	73,990	(48,977)	122,967
Provision for general allowance for credit losses	79,881	13,548	66,332
Provision for special allowance for credit losses	(7,252)	(57,703)	50,450
Allowance for credit to specific foreign borrowers	(1,676)	29	(1,705)
Losses on loans write-off	(9,442)	(10,879)	1,436
Provision for contingent losses included in credit costs	6,090	2,479	3,611
Gains on loans written-off	7,775	3,290	4,485
Losses on sales of other loans, etc.	(1,384)	257	(1,642)

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	176,662	128,929	47,733
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	150,825	130,664	20,161

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2021 (A)	September 30, 2020 (B)	(Decrease) (A) - (B)
Gross profits	298,250	242,050	56,199
Gross profits before credit costs for trust accounts	298,201	242,050	56,150
Trust fees	65,938	65,310	628
Trust fees before credit costs for trust accounts	65,889	65,310	578
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	8,739	13,190	(4,450)
Other trust fees	57,149	52,119	5,029
Credit costs for trust accounts (1)	49	(0)	49
Net interest income	69,201	54,448	14,753
Net fees and commissions	153,927	116,011	37,916
Net trading profits	8,332	5,711	2,620
Net other operating profits	850	569	281
Net gains (losses) on debt securities	(4,372)	(6,416)	2,044
General and administrative expenses	191,096	178,142	12,953
Amortization of goodwill	5,714	5,094	619
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	112,819	69,003	43,816
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	107,105	63,908	43,197
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	107,154	63,908	43,246
Net non-recurring gains (losses)	20,845	(5,801)	26,647
Credit costs (3)	(9)	(20)	10
Losses on loan write-offs	(9)	(20)	10
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	—	—
Reversal of allowance for credit losses (4)	187	102	84
Reversal of reserve for contingent losses included in credit costs (5)	68	1	67
Gains on loans written-off (6)	9	6	3
Net gains (losses) on equity securities	19,236	(1,820)	21,056
Gains on sales of equity securities	20,466	12,293	8,173
Losses on sales of equity securities	(485)	(7,597)	7,112
Losses on write-down of equity securities	(744)	(6,515)	5,771
Equity in earnings of equity method investees	702	2,480	(1,777)
Other non-recurring gains (losses)	650	(6,550)	7,201

Ordinary profits	128,000	58,106	69,893

Net extraordinary gains (losses)	(1,006)	6,887	(7,894)
Net gains (losses) on disposition of fixed assets	420	276	143
Losses on impairment of fixed assets	(1,426)	(733)	(693)
Gains on sales of shares of affiliates	—	7,344	(7,344)
Profits before income taxes	126,994	64,994	61,999
Income taxes-current	33,853	15,165	18,687
Income taxes-deferred	3,557	238	3,318
Total taxes	37,410	15,404	22,005
Profits	89,583	49,590	39,993
Profits attributable to non-controlling interests	284	190	94

Profits attributable to owners of parent	89,299	49,399	39,899

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	305	89	216

Number of consolidated subsidiaries	104	100	4
Number of affiliated companies accounted for under the equity method	5	5	—

TB Consolidated(combined operating results of TB and transferred entities to Intermediate Holding Company in the United States) To comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company(“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows(the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	108,100	63,599	44,500
Profits attributable to owners of parent	89,978	49,118	40,860
Number of the entities transferred to IHC	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2021 (A)	September 30, 2020 (B)	(Decrease) (A) - (B)
Gross profits	205,235	160,960	44,275
Gross profits before credit costs for trust accounts	205,186	160,960	44,226
Domestic gross profits	128,651	114,553	14,097
Trust fees	58,216	57,740	475
Trust fees before credit costs for trust accounts	58,167	57,740	426
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	8,739	13,190	(4,450)
Other trust fees	49,427	44,550	4,876
Credit costs for trust accounts (1)	49	(0)	49
Net interest income	25,674	18,837	6,836
Net fees and commissions	44,529	38,505	6,024
Net trading profits	2,895	710	2,185
Net other operating profits	(2,664)	(1,240)	(1,424)
Net gains (losses) on debt securities	861	(927)	1,788
Non-domestic gross profits	76,584	46,406	30,177
Net interest income	76,973	48,040	28,933
Net fees and commissions	1,059	1,412	(353)
Net trading profits	3,053	1,362	1,691
Net other operating profits	(4,501)	(4,407)	(94)
Net gains (losses) on debt securities	(5,132)	(5,489)	357
General and administrative expenses	93,629	97,632	(4,003)
Personnel expenses	31,108	32,554	(1,445)
Non-personnel expenses	58,080	60,770	(2,690)
Taxes	4,439	4,307	132
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	111,557	63,327	48,229
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	111,606	63,327	48,278
Net non-recurring gains (losses)	20,524	(7,859)	28,384
Credit costs (3)	(88)	(6)	(82)
Reversal of allowance for credit losses (4)	160	38	122
Reversal of reserve for contingent losses included in credit costs (5)	—	146	(146)
Gains on loans written-off (6)	0	—	0
Net gains (losses) on equity securities	19,072	(1,834)	20,906
Gains on sales of equity securities	20,456	12,293	8,163
Losses on sales of equity securities	(485)	(7,597)	7,112
Losses on write-down of equity securities	(899)	(6,529)	5,630
Other non-recurring gains (losses)	1,381	(6,203)	7,584

Ordinary profits	132,131	55,468	76,663

Net extraordinary gains (losses)	(946)	(2,917)	1,970
Net gains (losses) on disposition of fixed assets	145	(205)	350
Losses on impairment of fixed assets	(1,426)	(733)	(693)
Losses on sales of shares of affiliates	—	(1,978)	1,978
Income before income taxes	131,184	52,550	78,633
Income taxes-current	23,593	8,975	14,618
Income taxes-deferred	5,216	2,300	2,916
Total taxes	28,810	11,275	17,534

Net income	102,374	41,275	61,099

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	120	178	(57)
Credit costs for trust accounts	49	(0)	49
Provision for general allowance for credit losses	159	206	(47)
Provision for special allowance for credit losses	1	(168)	169
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	(6)	6
Provision for contingent losses included in credit costs	(88)	146	(235)
Gains on loans written-off	0	—	0
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	115,828	69,744	46,083
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	115,009	75,278	39,730

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2021 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2020 (B)
Total average interest rate on interest-earning assets (a)	0.40	0.00	0.40
Average interest rate on loans and bills discounted (b)	0.73	0.01	0.72
Average interest rate on securities	0.26	0.00	0.26
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.34	(0.07)	0.41
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.00
Average interest rate on other liabilities	0.10	(0.04)	0.14
Overall interest rate spread (a)-(c)	0.06	0.07	(0.01)
Interest rate spread (b)-(d)	0.73	0.01	0.72

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.75	0.00	0.74
Interest rate spread (e)-(d)	0.75	0.00	0.74

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2021 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2020 (B)
Total average interest rate on interest-earning assets (a)	0.49	0.11	0.38
Average interest rate on loans and bills discounted (b)	0.36	0.04	0.32
Average interest rate on securities	1.43	(0.05)	1.48
Total average interest rate on interest-bearing liabilities (c)	0.09	(0.03)	0.13
Average interest rate on deposits and NCD (d)	0.02	(0.00)	0.02
Overall interest rate spread (a)-(c)	0.39	0.14	0.25
Interest rate spread (b)-(d)	0.34	0.05	0.29

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.68	0.05	0.63
Interest rate spread (e)-(d)	0.65	0.05	0.60

BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2021 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2020 (B)
Average interest rate on loans and bills discounted (a)	0.72	0.02	0.70
Average interest rate on deposits and NCD (b)	0.00	(0.00)	0.00
Interest rate spread (a)-(b)	0.72	0.02	0.69

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.75	0.00	0.74
Interest rate spread (c)-(b)	0.75	0.01	0.74

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2021
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	2,311.9	6,705.9	9,992.0	19,009.8
Receive-floater/pay-fix	599.7	4,701.5	2,328.4	7,629.7
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	2,911.7	11,407.4	12,320.4	26,639.6

BK Consolidated
	(in billions of yen)
	As of September 30, 2021
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	2,100.4	6,385.4	9,893.2	18,379.1
Receive-floater/pay-fix	320.2	3,576.2	389.2	4,285.7
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	2,420.6	9,961.7	10,282.4	22,664.8

TB Consolidated
	(in billions of yen)
	As of September 30, 2021
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	211.5	233.9	74.4	519.9
Receive-floater/pay-fix	275.9	1,097.5	1,891.7	3,265.2
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	487.4	1,331.4	1,966.2	3,785.1

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2021				As of March 31, 2021
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	4,129,596	42,063	53,273	11,210	3,903,764	35,380	50,465	15,085
Domestic bonds	1,100,383	19,116	19,116	—	1,100,447	23,032	23,032	—
Government bonds	1,100,383	19,116	19,116	—	1,100,447	23,032	23,032	—
Municipal bonds	—	—	—	—	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	3,029,212	22,947	34,157	11,210	2,803,317	12,347	27,432	15,085
Foreign bonds	857,990	8,760	18,439	9,679	756,657	22,902	25,711	2,808
Other	2,171,222	14,186	15,718	1,531	2,046,659	(10,555)	1,721	12,277

	(in millions of yen)
	As of September 30, 2021				As of March 31, 2021
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	78,561,169	3,877,518	4,296,263	418,744	73,892,007	3,749,919	4,227,901	477,981
Domestic equity securities	5,367,595	3,545,526	3,587,279	41,752	5,216,386	3,350,537	3,390,250	39,712
Domestic bonds	42,034,627	118,016	139,082	21,066	40,552,270	122,506	167,887	45,381
Government bonds	33,284,118	78,532	95,047	16,514	32,344,709	86,944	123,397	36,452
Municipal bonds	4,016,071	13,608	15,213	1,605	3,731,515	12,310	15,124	2,814
Short-term corporate bonds	872,120	23	45	21	564,097	26	31	4
Corporate bonds	3,862,317	25,852	28,775	2,923	3,911,947	23,225	29,334	6,109
Other	31,158,946	213,974	569,900	355,925	28,123,350	276,874	669,762	392,888
Foreign equity securities	108,117	41,151	42,634	1,483	86,025	21,102	21,104	1
Foreign bonds	24,505,656	55,194	309,904	254,709	21,236,699	103,001	377,998	274,996
Other	6,545,171	117,628	217,361	99,732	6,800,625	152,770	270,659	117,889

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2021				As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,680,544	19,098	20,629	1,531	1,785,106	14,751	23,032	8,281
Stocks of subsidiaries and affiliates	625,594	378,826	382,393	3,567	625,594	527,522	527,966	443

	(in millions of yen)
	As of September 30, 2021				As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	59,336,271	2,846,810	3,152,522	305,712	57,463,835	2,711,253	3,055,469	344,216
Domestic equity securities	4,459,307	2,881,526	2,917,997	36,470	4,320,383	2,703,898	2,739,050	35,151
Domestic bonds	39,345,844	107,460	124,273	16,812	38,401,935	119,605	157,408	37,803
Other	15,531,119	(142,177)	110,251	252,428	14,741,516	(112,250)	159,010	271,261
Foreign equity securities	80,611	32,456	33,939	1,483	61,701	14,126	14,128	1
Foreign bonds	12,214,634	(167,092)	15,759	182,851	11,001,832	(179,648)	28,372	208,020
Other	3,235,873	(7,540)	60,553	68,094	3,677,982	53,270	116,509	63,238
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2021				As of March 31, 2021
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	23,907,271	7,827,617	5,330,432	3,380,907	22,940,204	6,720,882	6,606,103	3,235,193
Government bonds	23,400,856	4,859,217	2,535,303	2,110,516	22,571,678	3,986,589	3,629,529	1,928,989
Municipal bonds	152,441	1,630,369	2,137,535	—	69,592	1,381,708	2,254,941	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	353,973	1,338,029	657,593	1,270,390	298,932	1,352,583	721,632	1,306,203
Other	1,997,313	5,310,689	2,663,791	5,080,342	2,293,657	5,147,155	2,187,294	4,439,400
Foreign bonds	1,592,197	4,023,362	2,026,531	4,572,542	1,766,311	3,859,156	1,647,742	3,728,622
Other	405,115	1,287,327	637,259	507,800	527,345	1,287,999	539,551	710,778
Total	25,904,584	13,138,306	7,994,223	8,461,249	25,233,861	11,868,037	8,793,397	7,674,593

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2021				As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,496,070	13,741	13,741	—	1,259,698	(1,968)	1,705	3,673
Stocks of subsidiaries and affiliates	64,619	1,953	1,953	—	67,814	2,389	2,760	371

	(in millions of yen)
	As of September 30, 2021				As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	13,011,733	886,796	970,750	83,953	11,016,988	853,279	974,526	121,247
Domestic equity securities	943,824	608,231	617,087	8,855	939,291	595,246	603,069	7,823
Domestic bonds	2,670,047	10,425	14,808	4,382	2,136,137	2,797	10,478	7,680
Other	9,397,861	268,139	338,853	70,714	7,941,559	255,235	360,979	105,743
Foreign equity securities	60	44	44	—	56	41	41	—
Foreign bonds	7,559,130	154,803	194,757	39,953	6,262,308	166,399	218,733	52,333
Other	1,838,671	113,290	144,051	30,760	1,679,194	88,794	142,204	53,409
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2021				As of March 31, 2021
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,031,644	185,687	686,587	766,128	861,637	205,915	303,410	765,173
Government bonds	145,485	80,428	580,605	647,870	286,457	110,602	250,490	659,105
Municipal bonds	—	22,482	73,242	—	—	8,530	16,743	—
Short-term corporate bonds	872,120	—	—	—	564,097	—	—	—
Corporate bonds	14,038	82,777	32,739	118,257	11,082	86,782	36,176	106,068
Other	265,218	1,963,468	3,237,046	3,877,371	213,530	1,784,299	2,915,787	2,885,206
Foreign bonds	261,148	1,840,618	3,163,858	3,789,576	209,512	1,672,427	2,824,901	2,815,165
Other	4,070	122,850	73,188	87,795	4,018	111,871	90,886	70,040
Total	1,296,863	2,149,156	3,923,634	4,643,500	1,075,168	1,990,214	3,219,197	3,650,379

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2021 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2020 (B)
ROE	10.91	5.08	5.83

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 2	×	100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of September 30, 2021 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
(1) Total capital ratio (4)/(7)	17.14%	0.82%	16.31%
(2) Tier 1 capital ratio (5)/(7)	14.96%	0.99%	13.96%
(3) Common Equity Tier 1 capital ratio (6)/(7)	13.29%	0.96%	12.33%
(4) Total capital	19,232.7	563.2	18,669.5
(5) Tier 1 capital	16,789.6	806.9	15,982.7
(6) Common Equity Tier 1 capital	14,917.0	803.3	14,113.7
(7) Risk weighted assets	112,191.7	(2,227.6)	114,419.3
(8) Required Capital (7)×8%	8,975.3	(178.2)	9,153.5

BK Consolidated	(in billions of yen)
	As of September 30, 2021 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
(1) Total capital ratio (4)/(7)	15.81%	0.76%	15.04%
(2) Tier 1 capital ratio (5)/(7)	13.69%	0.93%	12.76%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.05%	0.88%	11.17%
(4) Total capital	14,915.9	285.4	14,630.4
(5) Tier 1 capital	12,920.8	509.4	12,411.3
(6) Common Equity Tier 1 capital	11,374.1	508.8	10,865.3
(7) Risk weighted assets	94,314.1	(2,925.2)	97,239.3
(8) Required Capital (7)×8%	7,545.1	(234.0)	7,779.1

TB Consolidated	(in billions of yen)
	As of September 30, 2021 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
(1) Total capital ratio (4)/(7)	23.25%	0.78%	22.47%
(2) Tier 1 capital ratio (5)/(7)	21.06%	1.04%	20.02%
(3) Common Equity Tier 1 capital ratio (6)/(7)	19.03%	1.04%	17.99%
(4) Total capital	2,175.0	75.4	2,099.6
(5) Tier 1 capital	1,970.3	99.3	1,870.9
(6) Common Equity Tier 1 capital	1,780.4	99.3	1,681.1
(7) Risk weighted assets	9,352.0	8.0	9,344.0
(8) Required Capital (7)×8%	748.1	0.6	747.5

BK Non-consolidated	(in billions of yen)
	As of September 30, 2021 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
(1) Total capital ratio (4)/(7)	15.32%	0.72%	14.60%
(2) Tier 1 capital ratio (5)/(7)	13.31%	0.89%	12.42%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.47%	0.80%	10.66%
(4) Total capital	12,341.7	(17.7)	12,359.4
(5) Tier 1 capital	10,723.4	211.0	10,512.4
(6) Common Equity Tier 1 capital	9,236.3	211.0	9,025.2
(7) Risk weighted assets	80,521.8	(4,111.0)	84,632.8
(8) Required Capital (7)×8%	6,441.7	(328.8)	6,770.6

TB Non-consolidated	(in billions of yen)
	As of September 30, 2021 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
(1) Total capital ratio (4)/(7)	22.48%	0.57%	21.91%
(2) Tier 1 capital ratio (5)/(7)	20.54%	0.80%	19.73%
(3) Common Equity Tier 1 capital ratio (6)/(7)	18.73%	0.81%	17.92%
(4) Total capital	2,360.7	66.0	2,294.6
(5) Tier 1 capital	2,156.5	90.0	2,066.4
(6) Common Equity Tier 1 capital	1,967.0	90.0	1,876.9
(7) Risk weighted assets	10,497.1	27.5	10,469.5
(8) Required Capital (7)×8%	839.7	2.2	837.5

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2021 (A)	% to total loans and bills discounted	As of March 31, 2021 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	47,396	0.04%	47,013	0.04%	383	0.00%
Non-accrual delinquent loans	827,443	0.79%	847,073	0.79%	(19,629)	0.00%
Accruing loans contractually past due 3 months or more	16,298	0.01%	26,090	0.02%	(9,791)	(0.00)%
Restructured loans	413,725	0.39%	420,857	0.39%	(7,131)	0.00%
Total risk monitored loans	1,304,864	1.25%	1,341,034	1.25%	(36,169)	0.00%
Total loans and bills discounted	104,266,716		107,183,069		(2,916,352)

Written-off	278,747		298,281		(19,533)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2021 (A)	% to total risk monitored loans	As of March 31, 2021 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	990,732	75.92%	1,105,541	82.43%	(114,809)	(6.51)%
General allowance for credit losses	694,818		804,942		(110,123)
Specific allowance for credit losses	293,687		300,049		(6,362)
Allowance for credit to specific foreign borrowers	2,226		549		1,676

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Domestic	685,334	680,989	4,344
Overseas	619,529	660,044	(40,514)
Asia	295,770	300,597	(4,827)
Indonesia	38,657	50,483	(11,826)
Singapore	44,802	44,116	686
Thailand	158,830	154,711	4,119
Hong Kong	—	832	(832)
Other	53,480	50,454	3,025
Americas	204,700	224,726	(20,026)
Europe, Middle East and Other	119,059	134,719	(15,659)

Total	1,304,864	1,341,034	(36,169)

Classified by Industry	(in millions of yen)
	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Domestic	685,334	680,989	4,344
Manufacturing	93,422	108,572	(15,150)
Construction	7,351	7,866	(514)
Wholesale and retail	96,995	103,881	(6,885)
Finance and insurance	5,129	4,272	857
Real estate, goods rental and leasing	48,232	51,864	(3,631)
Services	128,526	83,759	44,766
Other industries	17,731	18,331	(599)
Consumer	287,944	302,441	(14,497)
Overseas	619,529	660,044	(40,514)
Financial institutions	10,584	10,643	(58)
Commercial and industrial	481,356	528,408	(47,051)
Other	127,588	120,992	6,595

Total	1,304,864	1,341,034	(36,169)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2021 (A)	% to total loans and bills discounted	As of March 31, 2021 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	40,353	0.04%	38,631	0.04%	1,721	0.00%
Non-accrual delinquent loans	481,044	0.56%	512,174	0.57%	(31,130)	(0.01)%
Accruing loans contractually past due 3 months or more	7,578	0.00%	14,246	0.01%	(6,668)	(0.00)%
Restructured loans	273,881	0.32%	279,632	0.31%	(5,751)	0.00%
Total risk monitored loans	802,857	0.94%	844,686	0.95%	(41,828)	(0.01)%
Total loans and bills discounted	85,251,601		88,447,036		(3,195,435)

Written-off	232,897		250,633		(17,736)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30 2021 (A)	% to total risk monitored loans	As of March 31, 2021 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	377,138	46.97%	465,391	55.09%	(88,253)	(8.12)%
General allowance for credit losses	243,622		323,221		(79,599)
Specific allowance for credit losses	131,289		141,620		(10,330)
Allowance for credit to specific foreign borrowers	2,226		549		1,676

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Domestic	501,406	506,289	(4,883)
Overseas	301,451	338,396	(36,944)
Asia	98,213	100,882	(2,668)
Indonesia	20	5,556	(5,536)
Singapore	44,802	44,116	686
Thailand	—	—	—
Hong Kong	—	832	(832)
Other	53,390	50,376	3,014
Americas	103,421	124,494	(21,072)
Europe, Middle East and Other	99,816	113,019	(13,203)

Total	802,857	844,686	(41,828)

Classified by Industry	(in millions of yen)
	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Domestic	501,406	506,289	(4,883)
Manufacturing	93,411	108,561	(15,150)
Construction	7,344	7,857	(513)
Wholesale and retail	96,884	103,762	(6,878)
Finance and insurance	5,126	4,269	857
Real estate	29,888	27,833	2,054
Goods rental and leasing	18,334	24,020	(5,685)
Services	128,521	83,753	44,768
Other industries	17,724	18,324	(599)
Consumer	104,170	127,907	(23,736)
Overseas	301,451	338,396	(36,944)
Financial institutions	—	2,488	(2,488)
Commercial and industrial	301,265	335,732	(34,467)
Other	186	175	10

Total	802,857	844,686	(41,828)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2021 (A)	% to total loans and bills discounted	As of March 31, 2021 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	—	—	—	—
Non-accrual delinquent loans	1,840	0.06%	2,021	0.06%	(180)	0.00%
Accruing loans contractually past due 3 months or more	—	—	—	—	—	—
Restructured loans	—	—	—	—	—	—
Total risk monitored loans	1,840	0.06%	2,021	0.06%	(180)	0.00%
Total loans and bills discounted	2,821,118		3,289,807		(468,688)

Written-off	53		53		(0)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2021 (A)	% to total risk monitored loans	As of March 31, 2021 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,296	70.47%	1,457	72.11%	(160)	(1.64)%
General allowance for credit losses	600		759		(159)
Specific allowance for credit losses	696		697		(1)
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Domestic	1,840	2,021	(180)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	1,840	2,021	(180)

Classified by Industry	(in millions of yen)
	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Domestic	1,840	2,021	(180)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	10	10	(0)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	1,830	2,010	(179)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	1,840	2,021	(180)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2021 (A)	% to total loans and bills discounted	As of March 31, 2021 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	—	—	—	—
Non-accrual delinquent loans	—	—	—	—	—	—
Accruing loans contractually past due 3 months or more	1	0.03%	2	0.03%	(0)	(0.00)%
Restructured loans	—	—	—	—	—	—
Total risk monitored loans	1	0.03%	2	0.03%	(0)	(0.00)%
Total loans and bills discounted	5,277		6,051		(774)

(2) Allowance for Credit Losses

(in millions of yen)
	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	15	18	(2)

(3) Classification of Risk-Monitored Loans

Classified by Industry
(in millions of yen)
	As of September 30, 2021 (A)	As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Domestic	1	2	(0)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	1	2	(0)

Total	1	2	(0)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					120,578		147,818	(27,239)
Doubtful					422,214		416,668	5,545
Special Attention					281,460		293,879	(12,419)
Non Performing Loans (1)					824,253		858,366	(34,113)

Normal					96,149,019		99,534,250	(3,385,231)
Total					96,973,272		100,392,617	(3,419,344)

Non Performing Loans / Total					0.84%		0.85%	(0.00)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					630,191		682,952	(52,760)
Allowance for credit losses					198,178		211,330	(13,152)
Collateral, guarantees, etc.					432,013		471,622	(39,608)

Coverage ratio (2) / (1)					76.45%		79.56%	(3.10)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	120,578		14,588		105,989			100.00%
	[147,818	]	[20,058	]	[127,759	]		[100.00%]
Doubtful	422,214		116,437		227,713			81.51%
	[416,668	]	[121,299	]	[212,592	]		[80.13%]
Special Attention	281,460		67,152		98,310			58.78%
	[293,879	]	[69,971	]	[131,270	]		[68.47%]
Total	824,253		198,178		432,013			76.45%
	[858,366	]	[211,330	]	[471,622	]		[79.56%]
Note: The upper figures are as of September 30, 2021. The lower figures with brackets are as of March 31, 2021. (4) Classified by Industry
					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Domestic					508,527		514,667	(6,139)
Manufacturing					94,487		110,710	(16,223)
Construction					7,344		7,857	(513)
Wholesale and retail					99,462		106,348	(6,885)
Finance and insurance					5,392		4,518	873
Real estate					30,045		27,996	2,049
Goods rental and leasing					18,334		24,025	(5,690)
Services					128,901		84,135	44,765
Other industries					18,539		19,126	(586)
Consumer					106,018		129,947	(23,928)
Overseas					315,725		343,699	(27,973)
Financial institutions					—		2,820	(2,820)
Commercial and industrial					315,494		340,659	(25,164)
Other					231		219	11
Total					824,253		858,366	(34,113)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					120,504		147,768	(27,263)
Doubtful					420,439		414,688	5,751
Special Attention					281,460		293,879	(12,419)
Non Performing Loans (1)					822,404		856,336	(33,932)

Normal					93,167,959		96,093,176	(2,925,216)
Total					93,990,364		96,949,512	(2,959,148)

Non Performing Loans / Total					0.87%		0.88%	(0.00)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					628,342		680,922	(52,579)
Allowance for credit losses					198,178		211,330	(13,152)
Collateral, guarantees, etc.					430,164		469,591	(39,427)

Coverage ratio (2) / (1)					76.40%		79.51%	(3.11)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	120,504		14,588		105,915		100.00%	100.00%
	[147,768	]	[20,058	]	[127,709	]	[100.00%]	[100.00%]
Doubtful	420,439		116,437		225,938		59.86%	81.43%
	[414,688	]	[121,299	]	[210,611	]	[59.43%]	[80.03%]
Special Attention	281,460		67,152		98,310		36.66%	58.78%
	[293,879	]	[69,971	]	[131,270	]	[43.03%]	[68.47%]
Total	822,404		198,178		430,164		50.52%	76.40%
	[856,336	]	[211,330	]	[469,591	]	[54.64%]	[79.51%]
Note: The upper figures are as of September 30, 2021. The lower figures with brackets are as of March 31, 2021. (4) Classified by Industry
					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Domestic					506,678		512,636	(5,958)
Manufacturing					94,487		110,710	(16,223)
Construction					7,344		7,857	(513)
Wholesale and retail					99,462		106,348	(6,885)
Finance and insurance					5,392		4,518	873
Real estate					30,035		27,985	2,049
Goods rental and leasing					18,334		24,025	(5,690)
Services					128,901		84,135	44,765
Other industries					18,539		19,126	(586)
Consumer					104,179		127,927	(23,748)
Overseas					315,725		343,699	(27,973)
Financial institutions					—		2,820	(2,820)
Commercial and industrial					315,494		340,659	(25,164)
Other					231		219	11
Total					822,404		856,336	(33,932)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)		Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					74		50		24
Doubtful					1,772		1,978		(205)
Special Attention					—		—		—
Non Performing Loans (1)					1,847		2,028		(181)

Normal					2,975,783		3,435,024		(459,240)
Total					2,977,630		3,437,052		(459,421)

Non Performing Loans / Total					0.06%		0.05%		0.00%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)		Increase (Decrease) (A) - (B)
Covered amount (2)					1,847		2,028		(181)
Allowance for credit losses					—		—		—
Collateral, guarantees, etc.					1,847		2,028		(181)

Coverage ratio (2) / (1)					100.00%		100.00%		—

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	74		—		74		—		100.00%
	[50	]	[—	]	[50	]	[—	]	[100.00%]
Doubtful	1,772		—		1,772		—		100.00%
	[1,978	]	[—	]	[1,978	]	[—	]	[100.00%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[— ]
Total	1,847		—		1,847		—		100.00%
	[2,028	]	[—	]	[2,028	]	[—	]	[100.00%]
Note: The upper figures are as of September 30, 2021. The lower figures with brackets are as of March 31, 2021.

(4) Classified by Industry
					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)		Increase (Decrease) (A) - (B)
Domestic					1,847		2,028		(181)
Manufacturing					—		—		—
Construction					—		—		—
Wholesale and retail					—		—		—
Finance and insurance					—		—		—
Real estate					10		10		(0)
Goods rental and leasing					—		—		—
Services					—		—		—
Other industries					—		—		—
Consumer					1,837		2,017		(180)
Overseas					—		—		—
Financial institutions					—		—		—
Commercial and industrial					—		—		—
Other					—		—		—
Total					1,847		2,028		(181)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					—		—	—
Doubtful					1		2	(0)
Special Attention					—		—	—
Non Performing Loans (1)					1		2	(0)

Normal					5,275		6,049	(773)
Total					5,277		6,051	(774)

Non Performing Loans / Total					0.03%		0.03%	(0.00)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					1		2	(0)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					1		2	(0)

Coverage ratio (2) / (1)					100.00%		100.00%	—

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	—		—		—			—
	[—	]	[—	]	[—	]		[— ]
Doubtful	1		—		1			100.00%
	[ 2	]	[—	]	[ 2	]		[100.00%]
Special Attention	—		—		—			—
	[—	]	[—	]	[—	]		[— ]
Total	1		—		1			100.00%
	[ 2	]	[—	]	[ 2	]		[100.00%]
Note: The upper figures are as of September 30, 2021. The lower figures with brackets are as of March 31, 2021. (4) Classified by Industry
					(in millions of yen)
					As of September 30, 2021 (A)		As of March 31, 2021 (B)	Increase (Decrease) (A) - (B)
Domestic					1		2	(0)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					—		—	—
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					1		2	(0)
Total					1		2	(0)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BK and TB Combined

(in billions of yen)

Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[105.9]		[13.9]	[0.6] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [120.5]	Loans to bankrupt borrowers [40.3]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [482.8]
Potentially Bankrupt Borrowers	[227.7]		[194.4]		59.86%	ii) Doubtful [422.2]

Borrowers Requiring Caution (Special Attention Borrowers)	[281.4]				36.66%	iii) Special Attention [281.4]	Accruing loans contractually past due 3 months or more [7.5]
							Restructured loans [273.8]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [96,143.7]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						824.2	804.6

						Total

						i) + ii) + iii) + iv)
						96,967.9

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021 (A)	As of September 30, 2021 (B)	(B) - (A)
Assets newly categorized during fiscal 2018	178,183	27,831	20,519	18,584	(1,935)
Assets newly categorized during fiscal 2019		196,249	107,696	87,318	(20,377)
Assets newly categorized during fiscal 2020			274,842	202,725	(72,117)
Assets newly categorized during fiscal 2021				87,316

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2021
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	2,234
Reconstructive treatment	24,922
Upgrade due to reconstructive treatment	6,321
Loan sold to secondary market	926
Write-offs	13,848
Others	60,576
Collection / Repayment	37,775
Upgrade	22,800

Total	108,829	29,401	79,427

Amount in process for disposition	108,041

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021 (A)	As of September 30, 2021 (B)	(B) - (A)
Assets newly categorized during fiscal 2018	1,067	381	80	52	(27)
Assets newly categorized during fiscal 2019		841	359	249	(109)
Assets newly categorized during fiscal 2020			706	431	(275)
Assets newly categorized during fiscal 2021				355

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2021
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	—
Others	536
Collection / Repayment	128
Upgrade	407

Total	536	7	529

Amount in process for disposition	131

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Domestic offices (excluding loans booked at offshore markets)	66,785,869	(2,490,567)	69,276,436
Manufacturing	11,425,387	(586,191)	12,011,578
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	170,836	(1,471)	172,307
Construction	674,962	(57,520)	732,482
Utilities	2,123,010	15,616	2,107,394
Communication and information services	1,156,088	(39,716)	1,195,804
Transport and postal activities	2,423,115	(41,796)	2,464,911
Wholesale and retail	6,638,277	(37,005)	6,675,282
Finance and insurance	7,717,713	(1,074,134)	8,791,847
Real estate	9,027,648	88,484	8,939,164
Goods rental and leasing	2,151,485	(32,916)	2,184,401
Services	2,994,479	(112,773)	3,107,252
Municipal government	1,262,310	116,055	1,146,255
Other industries (including loans to the Japanese government)	19,020,554	(727,201)	19,747,755
Overseas offices and loans booked at offshore markets	21,729,072	(1,144,769)	22,873,842

Total	88,514,942	(3,635,336)	92,150,278

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Total domestic consumer loans	15,440,317	(256,718)	15,697,035
Housing loans	14,744,148	(239,467)	14,983,615
Residential purpose	12,953,287	(202,453)	13,155,741
Other	696,169	(17,250)	713,419
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Outstanding amount	38,720,955	(957,199)	39,678,154
% to total domestic loans	57.98%	0.70%	57.28%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Domestic offices (excluding loans booked at offshore markets)	64,031,074	(2,004,198)	66,035,273
Manufacturing	11,423,987	(586,191)	12,010,178
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	170,836	(1,471)	172,307
Construction	674,962	(57,520)	732,482
Utilities	2,078,010	15,616	2,062,394
Communication and information services	1,145,789	(40,048)	1,185,837
Transport and postal activities	2,403,115	(41,796)	2,444,911
Wholesale and retail	6,638,277	(37,005)	6,675,282
Finance and insurance	7,262,245	(676,450)	7,938,695
Real estate	9,025,666	88,983	8,936,683
Goods rental and leasing	2,151,485	(32,916)	2,184,401
Services	2,926,694	(179,563)	3,106,257
Municipal government	1,261,975	116,070	1,145,905
Other industries (including loans to the Japanese government)	16,868,033	(571,908)	17,439,941
Overseas offices and loans booked at offshore markets	21,220,527	(1,191,236)	22,411,763

Total	85,251,601	(3,195,435)	88,447,036

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Total domestic consumer loans	14,593,458	(211,651)	14,805,109
Housing loans	13,898,804	(194,635)	14,093,440
Residential purpose	12,108,646	(157,725)	12,266,372
Other	694,653	(17,016)	711,669
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Outstanding amount	37,359,005	(832,991)	38,191,996
% to total domestic loans	58.34%	0.50%	57.83%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Domestic offices (excluding loans booked at offshore markets)	2,312,572	(515,155)	2,827,728
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	10,299	332	9,967
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	376,957	(416,284)	793,241
Real estate	796	(96)	892
Goods rental and leasing	—	—	—
Services	67,785	66,790	995
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	1,856,733	(165,898)	2,022,631
Overseas offices and loans booked at offshore markets	508,545	46,467	462,078

Total	2,821,118	(468,688)	3,289,807

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Total domestic consumer loans	843,011	(44,706)	887,718
Housing loans	841,497	(44,473)	885,970
Residential purpose	840,920	(44,395)	885,316
Other	1,514	(233)	1,747
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Outstanding amount	1,094,394	(134,410)	1,228,804
% to total domestic loans	47.32%	3.86%	43.45%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Domestic offices (excluding loans booked at offshore markets)	442,222	28,787	413,435
Manufacturing	1,400	—	1,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	45,000	—	45,000
Communication and information services	—	—	—
Transport and postal activities	20,000	—	20,000
Wholesale and retail	—	—	—
Finance and insurance	78,511	18,600	59,911
Real estate	1,186	(403)	1,589
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	335	(15)	350
Other industries (including loans to the Japanese government)	295,788	10,605	285,183
Overseas offices and loans booked at offshore markets	—	—	—

Total	442,222	28,787	413,435

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Total domestic consumer loans	3,847	(359)	4,207
Housing loans	3,845	(358)	4,204
Residential purpose	3,720	(332)	4,052
Other	1	(1)	2

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Outstanding amount	267,556	10,202	257,354
% to total domestic loans	60.50%	(1.74)%	62.24%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. MUAH, KS, BDI

	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Americas	7,069,425	(776,192)	7,845,617
United States	5,462,951	(623,931)	6,086,883
Canada	680,965	(57,844)	738,809
Brazil	344,918	(50,778)	395,697
Mexico	282,525	(34,809)	317,334
Others	298,064	(8,829)	306,893
Asia/Oceania	10,336,573	95,228	10,241,345
Hong Kong	2,143,525	44,515	2,099,009
China	1,623,525	134,322	1,489,203
Singapore	1,593,363	157,994	1,435,368
Australia	1,157,487	(103,135)	1,260,623
India	687,542	6,975	680,567
Indonesia	677,943	(19,846)	697,789
Taiwan	590,088	(35,895)	625,984
Malaysia	581,418	(27,796)	609,215
Korea	316,842	(44,750)	361,592
New Zealand	281,233	(37,244)	318,477
Viet Nam	261,768	8,354	253,414
Others	421,834	11,735	410,098
EMEA	6,836,149	(457,949)	7,294,099
United Kingdom	1,921,382	(88,137)	2,009,520
Netherlands	661,684	(97,504)	759,189
Saudi Arabia	512,048	(14,297)	526,345
Germany	484,766	(17,348)	502,115
France	332,989	(38,451)	371,440
Ireland	303,765	(1,586)	305,351
Luxembourg	262,180	95,549	166,630
United Arab Emirates	223,513	(22,496)	246,009
Switzerland	178,135	(56,947)	235,082
Turkey	176,603	9,500	167,103
Qatar	166,790	(136,416)	303,206
Belgium	159,619	(18,519)	178,139
Russia	150,248	(3,400)	153,648
Italy	148,105	(25,433)	173,539
Spain	101,502	(1,885)	103,387
Oman	89,431	(2,849)	92,281
Poland	84,831	(19,723)	104,554
Others	878,550	(18,002)	896,553

Total	24,242,148	(1,138,914)	25,381,062

Note:

MUAH (MUFG Americas Holdings Corporation), KS (Bank of Ayudhya Public Company Limited) and BDI (PT Bank Danamon Indonesia, Tbk.) have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
MUAH	8,569,494	208,050	8,361,443
KS	4,664,620	(5,557)	4,670,177
BDI	878,392	(6,784)	885,176

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Deposits (ending balance)	190,962,130	(2,151,015)	193,113,145
Deposits (average balance)	194,402,016	8,572,960	185,829,055
Loans (ending balance)	88,072,720	(3,664,123)	91,736,843
Loans (average balance)	90,153,837	(5,255,151)	95,408,988

BK Non-consolidated
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Deposits (ending balance)	180,396,258	(1,843,671)	182,239,930
Deposits (average balance)	183,503,088	8,812,862	174,690,226
Loans (ending balance)	85,251,601	(3,195,435)	88,447,036
Loans (average balance)	87,252,821	(4,444,397)	91,697,219

TB Non-consolidated
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Deposits (ending balance)	10,565,872	(307,343)	10,873,215
Deposits (average balance)	10,898,927	(239,901)	11,138,829
Loans (ending balance)	2,821,118	(468,688)	3,289,807
Loans (average balance)	2,901,015	(810,753)	3,711,769

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Individuals	86,372,174	1,523,588	84,848,585
Corporations and others	78,652,223	(2,315,806)	80,968,030
Domestic deposits	165,024,398	(792,217)	165,816,616

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Individuals	80,054,126	1,776,603	78,277,523
Corporations and others	75,590,550	(2,412,836)	78,003,387
Domestic deposits	155,644,676	(636,233)	156,280,910

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated
	(in millions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Individuals	6,318,048	(253,014)	6,571,062
Corporations and others	3,061,673	97,030	2,964,643
Domestic deposits	9,379,722	(155,983)	9,535,706

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Deferred tax assets	467.2	(45.8)	513.1
Allowance for credit losses	170.6	(28.9)	199.5
Write-down on investment securities	376.1	(5.0)	381.2
Unrealized losses on Available-for-sale securities	4.2	0.5	3.7
Reserve for retirement benefits	89.5	(2.7)	92.3
Reserve for contingent losses	19.6	(0.4)	20.0
Depreciation and Impairment losses	43.7	(0.7)	44.5
Devaluation on land upon merger	23.9	(1.1)	25.1
Other	153.1	(9.1)	162.3
Valuation allowance	(413.9)	1.8	(415.8)
Deferred tax liabilities	1,007.6	39.2	968.4
Unrealized gains on Available-for-sale securities	781.4	36.5	744.8
Net deferred gains on hedging instruments	70.8	(2.8)	73.6
Revaluation gains on securities upon merger	51.8	(0.7)	52.5
Gains on securities contributed to employees’ retirement benefits trust	45.4	(0.0)	45.4
Other	58.2	6.3	51.8
Net deferred tax assets	(540.4)	(85.1)	(455.2)

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2016	FY2017	FY2018	FY2019	FY2020	Interim FY2021
Net operating profits before provision for general allowance for credit losses	666.9	554.3	388.4	395.2	388.0	244.8
Total credit costs	(25.4)	56.0	128.5	11.8	(223.3)	73.9
Income before income taxes	632.2	580.0	767.2	(535.9)	205.5	429.6
Reconciliation to taxable income	(86.2)	(156.0)	(500.2)	844.6	98.5	(202.3)
Taxable income	546.0	424.0	267.0	308.7	304.1	227.3

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Deferred tax assets	66.0	(0.9)	67.0
Gains on securities related to employees’ retirement benefits trust	32.4	(0.4)	32.8
Net deferred losses on hedging instruments	19.0	(0.3)	19.4
Depreciation and Impairment losses	9.1	0.0	9.1
Write-down on investment securities	9.0	(0.2)	9.2
Reserve for contingent losses	4.4	(0.1)	4.5
Other	19.9	(0.2)	20.1
Valuation allowance	(28.0)	0.3	(28.3)
Deferred tax liabilities	354.2	13.2	340.9
Unrealized gains on Available-for-sale securities	256.5	8.5	248.0
Reserve for retirement benefits	88.1	5.3	82.8
Other	9.4	(0.6)	10.1
Net deferred tax assets	(288.1)	(14.1)	(273.9)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2016	FY2017	FY2018	FY2019	FY2020	Interim FY2021
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	181.4	162.1	144.5	142.3	132.3	111.5
Total credit costs	(22.5)	23.4	1.3	0.8	0.0	0.1
Income before income taxes	156.3	249.7	127.9	148.6	129.4	131.1
Reconciliation to taxable income	1.8	(69.5)	(79.2)	(39.3)	(26.5)	(53.7)
Taxable income	158.1	180.2	48.7	109.3	102.9	77.3

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2021	As of September 30, 2021
Assets:
Cash and due from banks	84,701,063	85,306,960
Call loans	468,999	309,629
Receivables under resale agreements	308,462	192,896
Monetary claims bought	3,258,939	3,090,590
Trading assets	4,895,816	4,735,419
Money held in trust	37,765	36,851
Securities	61,787,561	63,800,078
Loans and bills discounted	88,447,036	85,251,601
Foreign exchanges	1,579,671	1,539,757
Other assets	6,799,416	5,197,150
Tangible fixed assets	775,742	764,796
Intangible fixed assets	465,275	458,884
Prepaid pension costs	391,426	429,748
Customers’ liabilities for acceptances and guarantees	6,523,464	6,832,412
Allowance for credit losses	(465,391)	(377,138)

Total assets	259,975,251	257,569,637

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2021	As of September 30, 2021
Liabilities:
Deposits	182,239,930	180,396,258
Negotiable certificates of deposit	6,067,653	6,235,273
Call money	182,220	231,292
Payables under repurchase agreements	6,058,839	6,883,248
Commercial papers	880,919	674,821
Trading liabilities	2,700,766	2,070,142
Borrowed money	36,071,586	34,707,325
Foreign exchanges	2,772,317	2,603,010
Bonds payable	1,617,008	1,440,229
Other liabilities	4,302,420	4,579,508
Reserve for bonuses	29,303	21,279
Reserve for bonuses to directors	155	50
Reserve for stocks payment	4,788	3,394
Reserve for retirement benefits	6,440	6,617
Reserve for loyalty award credits	1,246	1,316
Reserve for contingent losses	65,586	64,018
Deferred tax liabilities	455,256	540,406
Deferred tax liabilities for land revaluation	97,744	93,475
Acceptances and guarantees	6,523,464	6,832,412

Total liabilities	250,077,648	247,384,081

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,782,616	3,012,093
Revenue reserve	190,044	190,044
Other retained earnings	2,592,572	2,822,048
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	1,871,943	2,101,419
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	7,727,150	7,956,626

Net unrealized gains (losses) on available-for-sale securities	1,812,832	1,887,251
Net deferred gains (losses) on hedging instruments	167,610	161,340
Land revaluation excess	190,008	180,336

Total valuation and translation adjustments	2,170,452	2,228,929

Total net assets	9,897,602	10,185,556

Total liabilities and net assets	259,975,251	257,569,637

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Ordinary income	1,457,575	1,284,130
Interest income	684,339	636,808
Interest on loans and bills discounted	479,583	388,829
Interest and dividends on securities	150,244	172,778
Fees and commissions	253,508	266,290
Trading income	60,723	27,250
Other operating income	387,732	137,078
Other ordinary income	71,271	216,702
Ordinary expenses	1,193,762	858,790
Interest expenses	259,998	154,301
Interest on deposits	76,443	39,281
Fees and commissions	78,427	77,422
Trading expenses	—	3,119
Other operating expenses	159,261	40,356
General and administrative expenses	576,428	537,678
Other ordinary expenses	119,646	45,912

Ordinary profits	263,812	425,340

Extraordinary gains	14,979	13,967
Extraordinary losses	14,644	9,675

Income before income taxes	264,147	429,632

Income taxes - current	88,424	74,651
Income taxes - deferred	(18,005)	46,627

Total taxes	70,418	121,278

Net income	193,728	308,353

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2021	As of September 30, 2021
Assets:
Cash and due from banks	12,637,769	11,570,205
Call loans	407,532	702,462
Receivables under resale agreements	14,182	22,425
Receivables under securities borrowing transactions	204,836	252,003
Monetary claims bought	48,438	64,536
Trading assets	59,308	59,012
Money held in trust	138,078	133,064
Securities	13,083,825	15,326,180
Loans and bills discounted	3,289,807	2,821,118
Foreign exchanges	119,636	132,260
Other assets	1,293,319	1,030,847
Tangible fixed assets	128,832	127,286
Intangible fixed assets	83,552	85,754
Prepaid pension costs	389,911	407,049
Customers’ liabilities for acceptances and guarantees	26,371	23,135
Allowance for credit losses	(1,457)	(1,296)

Total assets	31,923,946	32,756,046

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2021	As of September 30, 2021
Liabilities:
Deposits	10,873,215	10,565,872
Negotiable certificates of deposit	1,894,446	2,411,976
Call money	6,738	611
Payables under repurchase agreements	4,978,918	6,026,631
Payables under securities lending transactions	—	100
Commercial papers	816,071	888,752
Trading liabilities	58,858	52,811
Borrowed money	2,031,265	2,223,724
Foreign exchanges	70,007	299,425
Bonds payable	216,910	150,000
Due to trust accounts	7,661,089	6,881,201
Other liabilities	757,038	580,236
Reserve for bonuses	4,813	4,741
Reserve for bonuses to directors	103	31
Reserve for stocks payment	3,284	2,493
Reserve for retirement benefits	328	60
Reserve for contingent losses	14,781	14,440
Deferred tax liabilities	273,957	288,155
Deferred tax liabilities for land revaluation	3,833	3,801
Acceptances and guarantees	26,371	23,135

Total liabilities	29,692,033	30,418,204

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,210,765	1,296,866
Revenue reserve	73,714	73,714
Other retained earnings	1,137,051	1,223,152
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	997,846	1,083,947
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,691,015	1,777,116

Net unrealized gains (losses) on available-for-sale securities	585,976	605,046
Net deferred gains (losses) on hedging instruments	(44,067)	(43,271)
Land revaluation excess	(1,010)	(1,050)

Total valuation and translation adjustments	540,897	560,724

Total net assets	2,231,913	2,337,841

Total liabilities and net assets	31,923,946	32,756,046

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Ordinary income	254,262	292,596
Trust fees	57,740	58,216
Interest income	106,399	120,123
Interest on loans and bills discounted	11,567	8,913
Interest and dividends on securities	84,335	106,287
Fees and commissions	58,465	69,434
Trading income	2,072	5,969
Other operating income	14,206	15,713
Other ordinary income	15,377	23,139
Ordinary expenses	198,794	160,465
Interest expenses	39,624	17,530
Interest on deposits	3,856	1,514
Fees and commissions	18,547	23,846
Trading expenses	—	20
Other operating expenses	19,854	22,879
General and administrative expenses	102,743	93,529
Other ordinary expenses	18,024	2,658

Ordinary profits	55,468	132,131

Extraordinary gains	416	976
Extraordinary losses	3,333	1,923

Income before income taxes	52,550	131,184

Income taxes - current	8,975	23,593
Income taxes - deferred	2,300	5,216

Total taxes	11,275	28,810

Net income	41,275	102,374

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2021	As of September 30, 2021
Assets:
Loans and bills discounted	413,435	442,222
Securities	59,314,971	59,983,578
Beneficiary rights to the trust	93,565,184	103,924,366
Securities held in custody accounts	3,636,243	3,764,607
Monetary claims	32,652,514	39,737,239
Tangible fixed assets	17,354,800	17,941,841
Intangible fixed assets	135,444	146,224
Other claims	3,154,313	1,899,288
Call loans	1,244,794	941,601
Due from banking account	10,043,198	9,222,815
Cash and due from banks	5,567,619	5,104,895

Total	227,082,519	243,108,681

Liabilities:
Money trusts	28,470,351	26,024,289
Pension trusts	12,004,133	11,996,095
Property formation benefit trusts	6,736	6,526
Investment trusts	98,512,832	107,997,286
Money entrusted other than money trusts	5,006,270	5,621,061
Securities trusts	5,949,600	6,055,908
Monetary claim trusts	30,677,531	36,086,557
Equipment trusts	156,727	144,681
Land and fixtures trusts	18,856	18,310
Composite trusts	46,279,479	49,157,963

Total	227,082,519	243,108,681

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 502,487 millions of yen as of March 31, 2021 and 473,825 millions of yen as of September 30, 2021.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2021	As of September 30, 2021
Assets:
Loans and bills discounted	6,051	5,277
Securities	—	—
Other	7,821,717	7,039,751

Total	7,827,769	7,045,029

Liabilities:
Principal	7,827,463	7,044,826
Allowance for bad debts	18	15
Other	287	187

Total	7,827,769	7,045,029

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2021	As of September 30, 2021
Total funds	53,248,882	51,004,760

Deposits	10,873,215	10,565,872
Negotiable certificates of deposit	1,894,446	2,411,976
Money trusts	28,470,351	26,024,289
Pension trusts	12,004,133	11,996,095
Property formation benefit trusts	6,736	6,526

Loans and bills discounted	3,703,242	3,263,341

Banking account	3,289,807	2,821,118
Trust account	413,435	442,222

Investment securities	72,398,797	75,309,759

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.